Randstad North America
Legal Department
2015 South Park Place
Atlanta, Georgia 30339
770.937.7000 Tel
770.916.0791 Fax

randstad

03 APR 15 AM 7:21

April 8, 2003



Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Randstad Holding nv Rule 12g3-2(b)
File No.: 82-04956

Ladies and Gentlemen:

Randstad Holding nv has been granted an exemption by the Securities and Exchange Commission from the registration requirements of Section 12(g) of the Exchange Act. In furtherance of that exemption, I enclose an English language version copy of Randstad Holding nv's 2002 Annual Report as well as English language versions of all press releases filed with the Amsterdam Exchange since December 5, 2002, the date of Randstad Holding, nv's last filing with the SEC.

I trust this information is sufficient to maintain the Rule 12g3-2(b) exemption. If not, or if there are any questions or concerns, please contact me at (770) 937-7114.

Very truly yours,

Steven J. Whitehead
General Counsel

SJW/sgp

Enclosures

cc: James H. Reese (w/o enclosures)
Marianne Scholten (w/o enclosures)

For more information, please contact:
Sandra van Campen

Phone: +31 20 569 5623

Diemen, February 18, 2003

randstad holding press release

Annual results: Net income from ordinary operations increased by 21%

Highlights

Q4 2002

- Organic revenue growth 0.5%; first quarter of growth after 7 quarters of declining revenue
- Operating profit increased by 70%
- No convincing recovery yet in either North America or Europe
- Real estate portfolio sold, including vacant office building; proceeds approximately € 65 million
- Market share gained in most European countries

Full year 2002

- EPS € 0.43; exceeds earnings forecast and is 26.5% higher than 2001
- Operating expenses € 142.3 million (11.5%) below 2001
- Debtor days reduced by 5 days to 52, resulting in approximately € 100 million cash
- Net debt reduced by 49% to € 207.5 million (2001: € 405.3 million)
- Dividend of € 0.17 proposed (2001: € 0.14)

In millions of €	Q4 2002	Q4 2001	ytd 2002	ytd 2001
Revenue from continuing operations	**1,367.9**	1,395.6	**5,443.8**	5,788.5
Operating profit	**32.4**	19.1	**100.1**	103.8
Net income from ordinary operations	**20.7**	10.0	**58.6**	48.3
In €				
Earnings per ordinary share from ordinary operations	**0.16**	0.07	**0.43**	0.34

"Economic times have not been easy in 2002. Randstad has, however, used this year well and has improved operational performance quarter by quarter thanks to the great effort of our employees," says Ben Noteboom, acting CEO. *"We are in the process of implementing best practice in our core business processes and commercial approach, based on Randstad's proven strengths. This will allow us to focus on effective marketing and sales, which already started to pay off in the fourth quarter; market share was won by most operating companies. Even though the economic climate is still difficult, Randstad is well-positioned for 2003, the balance sheet is solid and when the recovery materializes, we can quickly increase our productivity and leverage our distribution network to its full potential."*

Fourth quarter results 2002

Organic revenue growth amounted to 0.5% year-over-year. After seven quarters of organic revenue declines, Q4 2002 was the first quarter showing a positive movement, albeit still only marginal. The depreciation of the dollar negatively impacted revenue development by 2.6%, resulting in a revenue decline in the reporting currency by 2.0% compared to 2001. Total revenue amounted to € 1,367.9 million (Q4

2001: € 1,395.6 million). We do not yet see convincing signs of a recovery. Organic revenue growth was realized in Belgium, France, Spain, the UK, Denmark, Italy, Portugal, Canada and the United States. Year-over-year revenue declines in Germany and the Netherlands eased in the fourth quarter.

Gross margin amounted to 22.2%, a decline of 0.8%-points compared to Q4 2001 (23.0%). A combination of circumstances contributed to this decline. In most European countries the gross margin was affected by mix changes. Both larger clients and the light industrial segment with a lower average gross margin showed an increase in revenue. This depressed the overall gross margin. Furthermore, Randstad has been somewhat more focused on gaining market share, which has also impacted the gross margin negatively in some countries. Compared to the third quarter (21.3%) the gross margin has improved, in line with the normal seasonal pattern.

Operating expenses totaled € 271.7 million (Q4 2001: € 301.4 million) and include one-offs amounting to € 10 million. These were primarily related to adjustments to the branch network. Randstad is aiming to relocate some of its larger branches into smaller offices specifically in the UK and the Netherlands; the branch network will thus be retained. Furthermore, a provision has been made for on-going adjustments in the organizational structure of Yacht.

Operating profit increased significantly compared to Q4 2001 and amounted to € 32.4 million (Q4 2001: € 19.1 million). Net income from ordinary operations was € 20.7 million (Q4 2001: € 10.0 million). Net income after amortization of goodwill and extraordinary result was € 20.2 million (Q4 2001: a negative € 2.0 million).

In December 2002 a real estate portfolio, including the vacant office building in Diemen, was sold. The proceeds amounted to approximately € 65 million. This transaction had no impact on the income statement. Going forward, depreciation of the branches Randstad continues to occupy will be replaced by rental obligations. The vacant office building was not in use and no rental obligations remain for Randstad from the sale of this building.

Results for the full year 2002

Revenue decreased by 6.0% in comparison to 2001 to € 5,443.8 million. Organically revenue from continuing operations declined by 5.3% compared to 2001. The depreciation of the US dollar affected the revenue development by 1.2% negatively. The gross margin decreased from 23.0% to 21.9%.

Operating expenses declined in 2002 by € 142.3 million to € 1,093.3 million. The cost savings programs Randstad initiated late 2000 and late 2001, aiming at a reduction in costs of € 115 million, were thus successfully implemented. In addition, costs were reduced in the area of marketing.

Despite the difficult market conditions, operating profit remained close to last year's level and totaled € 100.1 million (2001: € 103.8 million). The second half of the year showed an improved profitability compared to 2001, while the first half-year operating results were below those of 2001.

A strong focus on working capital management and the sale of real estate strengthened the balance sheet further. At year-end net debt amounted to € 207.5 million (€ 405.3 million at year end 2001). As a result financial expenses declined to € 15.8 million from € 25.9 million in 2001. Net income from ordinary operations was € 58.6 million. Earnings per ordinary share from ordinary operations amounted to € 0.43.

Cash flow from operations amounted to € 196.4 million (same period 2001: € 197.5 million). Net investments in tangible fixed assets resulted in a cash *inflow* (€ 12.0 million), due to the sale of real estate. Half of the proceeds were received in Q4 2002, the remaining € 34.5 million in January 2003. Net debt will consequently be further reduced. In Q4 2002 a payment in the process towards final settlement of the termination of the joint venture newmonday.com was received, adding € 16.0 million to the cash flow from investments. This resulted in a free cash flow of € 223.4 million (2001: € 218.5 million).

The provision for doubtful debtors amounted to € 48.9 million at year-end (5.6% of total trade receivables), reflecting our prudent method of provisioning.

A cash dividend of € 0.17 per ordinary share is proposed (2001: € 0.14). This will maintain payout at approximately 40% of profit from ordinary operations.

Results by segment

Randstad companies, Europe

In the fourth quarter, Randstad outperformed the market in the vast majority of the countries, including the Netherlands. Modest revenue growth was realized in most countries, except for Germany, the Netherlands and Switzerland. But also in these countries the rate of decline has eased compared to the first nine months of the year. Total revenue in Q4 declined by 2.0% to € 769.9 million (€ 785.9 million in Q4 2001). Organically revenue from continuing operations declined by 1% in Q4 and by 7% in the full year compared to 2001.

The gross margin was 22.9% in Q4 compared to 22.0% in the previous quarter (Q4 2001: 23.0%). Mix effects - more large clients and light industrial staffing - and procurement pressure from clients impacted the gross margin negatively. To a certain extent, our own commercial focus caused pressure on the pricing environment. However, a strong performance by specialty business units in the Netherlands stemmed the decline in gross margin as did lower idle time in Germany.

In Q4 cost awareness across all operating companies, but specifically in Germany, Spain and Belgium, resulted in a 55.9% increase in operating profit to € 30.4 million (Q4 2001: € 19.5 million).

Randstad North America

Revenue in local currency grew by 5% in Q4 (in the reporting currency revenue *declined* by 6% to € 295.3 million). As in the first nine months of the year, the light industrial segment carried this revenue development. The fourth quarter of 2001 was particularly challenging, so no firm conclusion can be drawn from year-over-year growth figures on the strength of the recovery. Full-year revenue declined by 3% in local currency.

Due to changes in the business mix, the full-year gross margin was below last year; 18.3% in 2002 compared to 20.9% in 2001. However, throughout the second half of 2002 the gross margin started to improve (Q1: 18.5%, Q2: 17.9%, Q3: 18.2%, Q4 18.7%). This is a result of effectively implemented measures, supported by the newly introduced front and back-office system.

In Q4 the operating loss amounted to € 5.7 million (€ 10.6 million in Q4 2001).

HR Amsterdam nr 33216172

Tempo-Team and other group companies

Revenue decreased by 3.8% in the fourth quarter of 2002 to € 148.8 million; full-year revenue amounted to € 587.2 million, a decline of 5.3%. The acquisition of JMW - now fully integrated - had a positive impact of 1% on revenue growth.

Sequentially, the gross margin recovered in the fourth quarter and amounted to 28.1% (Q4 2001: 28.8%). For the full-year the gross margin ended at 27.6% compared to 27.9% in 2001. Some downward pressure on gross margins can be observed in the Dutch market. Again, the operating result was satisfactory and amounted to € 14.4 million in the fourth quarter.

Yacht

Revenue declined in Q4 by 6.3% to € 59.5 million (Q4 2001: € 63.5 million). The decline in revenue has improved gradually throughout the year, but overall the professionals market remains weak. As part of the normal seasonal pattern the gross margin improved in Q4 (28.7%) compared to Q3 2002 (25.1%). Compared to Q4 2001, however, the gross margin declined by 4.8%-points. The pricing environment is extremely tough in the professionals segment.

Stringent cost control generated a reduction of operating expenses of € 10.4 million. Adjustments to the headcount of corporate employees at Yacht the Netherlands and Belgium have been made in 2002, as well as a reduction in the number of fixed contracts. This process will be completed in Q1 2003. The associated expenses have been provided for in the operating expenses and in the gross margin. The adjustments are needed to align the Yacht organization to the demanding market conditions. In Q4 an operating loss of € 1.3 million resulted and the full-year operating loss amounted to € 6.0 million.

In-house services

In-house services' revenue increased by 18.7% and significantly outperformed the general market developments in all countries. Total revenue amounted to € 96.1 million in the fourth quarter (Q4 2001: € 80.5 million). Capac increased its market share in the Dutch market.

The gross margin declined from 16.0% in Q4 2001 to 14.4% in Q4 2002. This decline can be fully attributed to the growing share of non-Dutch revenue (as part of total in-house services revenue). In the Netherlands Capac's profitability is solid. Outside the Netherlands, focus on profitability per client is key. In the short run, the rapid expansion will continue to have a negative impact on the operating result; in 2002, 46 in-house locations were opened on a net basis. In the fourth quarter the operating margin amounted to 1.0% (1.2% in 2001) and the full-year operating margin was 1.8% (2.2% in 2001).

Key developments

Strategy

In 2002 Randstad has focused on implementing the strategy as announced with the annual results 2001. We have concentrated on embedding best practices into our core business processes and commercial approach throughout the Group. Progress has been made in strengthening the three service concepts offered to the market. HR guidelines on all aspects of how the organization recruits, trains and coaches corporate employees now form the standard for our internal HR work processes. For the Randstad brand, a Group-wide corporate identity has been designed. In the coming 18 months Randstad will implement the best practices in all operating companies.

Executive Board

Mr. Ben Noteboom has been appointed by the Supervisory Board as chairman of the Executive Board and CEO of the company per March 1, 2003. Mr. Cleem Farla will continue his involvement with by the company as advisor to the Executive Board and the Supervisory Board.

Outlook

We do not yet see convincing signs of a recovery in our markets. Current organic revenue trends are close to flat (year-over-year). In the seasonal pattern of our business volume, the first quarter is the weakest quarter. Therefore, we expect the operating result in the first quarter to be close to or slightly below break-even. Consequently, EPS will be slightly negative as well, as it was in the first quarter of 2002.

Randstad Holding nv

Financial agenda 2003

Publication annual report Randstad Holding nv	March 28, 2003
Publication first quarter results	April 29, 2003
General Meeting of Shareholders	May 13, 2003
Publication second quarter results	July 30, 2003
Publication third quarter results	October 29, 2003

Certain statements in this document concern prognoses about the future financial condition and the results of operations of Randstad Holding as well as certain plans and objectives. Obviously, such prognoses involve risks and a degree of uncertainty since they concern future events and depend on circumstances that will apply then. Many factors may contribute to the actual results and developments differing from the prognoses made in this document. These factors include general economic conditions, a shortage on the job market, changes in the demand for (flexible) personnel, changes in employment legislation, future currency and interest fluctuations, future takeovers, acquisitions and disposals and the rate of technological developments. These prognoses therefore apply only on the date on which the document was compiled.

Randstad Holding nv specializes in solutions in the field of flexible work and human resources services with group companies in Europe and North America. The Randstad Group is one of the largest temporary employment organizations in the world and market leader in the Netherlands, Belgium, Germany and the southeastern United States. Randstad is dedicated to matching at the right time, the demand by individuals for challenging and well-paid employment to the demand of organizations for employees of the right caliber and the right qualifications. The Group is active under the brand names Randstad, Yacht, Capac Inhouse Services, Tempo-Team and Otter-Westelaken. Randstad Holding nv (Reuters: RAND.AS) is listed on the Euronext Amsterdam exchange, where options for stocks in Randstad Holding are also traded. For more information about Randstad Holding see http://www.randstadholding.com or send an e-mail to corporate_communications@randstadholding.com.

randstad holding press release

Consolidated income statement
(unaudited)

In millions €	Three months ended December 31 2002	2001	Change 2002/2001	Twelve months ended December 31 2002	2001	Change 2002/2001
Revenue	**1,367.9**	1,395.6	-2 %	**5,443.8**	5,818.4	-6 %
Cost of services	**1,063.8**	1,075.1		**4,250.4**	4,479.0	
Gross profit	**304.1**	320.5	-5 %	**1,193.4**	1,339.4	-11 %
Personnel expenses	**169.4**	193.5		**698.7**	784.7	
Depreciation	**16.7**	16.6		**66.1**	62.8	
Other operating expenses	**85.6**	91.3		**328.5**	388.1	
Total operating expenses	**271.7**	301.4		**1,093.3**	1,235.6	
Operating profit	**32.4**	19.1	70 %	**100.1**	103.8	-4 %
Financial income and expenses	**-2.3**	-5.5		**-15.8**	-25.9	
Income from operations before taxes	**30.1**	13.6		**84.3**	77.9	
Taxes	**-9.4**	-4.0		**-25.5**	-23.9	
Income from operations after taxes	**20.7**	9.6		**58.8**	54.0	
Income non-consolidated participation	**-**	0.4		**-0.2**	-5.7	
Net income from ordinary operations	**20.7**	10.0	107 %	**58.6**	48.3	21 %
Amortization of goodwill	**-0.5**	-0.4		**-1.8**	-1.2	
Extraordinary result after taxes	**-**	-11.6		**-**	13.0	
Net income	**20.2**	-2.0	1,110 %	**56.8**	60.1	-5 %

	Three months 2002	2001	Change 2002/2001	Twelve months 2002	2001	Change 2002/2001
Net income	**20.2**	-2.0		**56.8**	60.1	
Preferred dividend	**-2.1**	-2.1		**-8.6**	-8.6	
Net income for ordinary shareholders	**18.1**	-4.1		**48.2**	51.5	
Earnings per ordinary share (€)	**0.16**	-0.04	500 %	**0.42**	0.45	-7 %
Earnings per ordinary share from ordinary operations (€)	**0.16**	0.07	129 %	**0.43**	0.34	26 %
Diluted earnings per ordinary share from ordinary operations (€)	**0.16**	0.07		**0.43**	0.34	
Average number of ordinary shares outstanding (mln)	**115.3**	115.4		**115.4**	115.6	
Average diluted number of ordinary shares outstanding (mln)	**115.3**	115.4		**115.4**	115.6	
Gross margin	**22.2 %**	23.0 %		**21.9 %**	23.0 %	
EBITDA margin	**3.6 %**	3.2 %		**3.1 %**	3.0 %	
Operating margin	**2.4 %**	1.4 %		**1.8 %**	1.8 %	
Net margin from ordinary operations	**1.5 %**	0.7 %		**1.1 %**	0.8 %	

Consolidated balance sheet,
before profit appropriation for ordinary shares*
(unaudited)

In millions €	December 31, 2002	December 31, 2001
Intangible fixed assets	7.1	7.0
Tangible fixed assets	142.2	264.1
Financial fixed assets	366.2	420.6
Fixed assets	515.5	691.7
Receivables	1,019.5	1,077.3
Cash and cash equivalents	208.8	206.2
Current assets	1,228.3	1,283.5
Current liabilities	837.6	886.7
Working capital	390.7	396.8
Capital employed	906.2	1,088.5
Long-term debt	204.8	415.0
Provisions	366.9	323.5
Shareholders' equity	334.5	350.0
	906.2	1,088.5

Operating working capital	367.5	395.7
Operating capital employed	509.7	659.8
Interest-bearing debt	416.3	611.5
Net debt	207.5	405.3
Balance sheet total	1,743.8	1,975.2

* In previous years, the balance sheet was prepared after profit appropriation; the 2001 figures have been adjusted for comparison purposes.

Consolidated cash flow statement
(unaudited)

	Three months ended December 31		Twelve months ended December 31	
In millions €	**2002**	2001	**2002**	2001
Operating profit	**32.4**	19.1	**100.1**	103.8
Depreciation	**16.7**	16.6	**66.1**	62.8
Asset impairment	**-**	9.1	**-**	9.1
EBITDA	**49.1**	44.8	**166.2**	175.7
Provisions	**10.8**	-2.0	**6.8**	-20.3
Income taxes paid	**-3.2**	-0.2	**-11.9**	-2.7
Cash flow from operations before operating working capital	**56.7**	42.6	**161.1**	152.7
Current assets	**86.5**	134.9	**72.0**	94.9
Current non-interest bearing liabilities	**-53.4**	-103.9	**-36.7**	-50.1
Operating working capital	**33.1**	31.0	**35.3**	44.8
Cash flow from operations	**89.8**	73.6	**196.4**	197.5
Investments in tangible fixed assets	**-10.8**	-24.6	**-30.0**	-113.4
Disposal of tangible fixed assets	**37.2**	19.4	**42.0**	22.9
Acquisition of group companies	**-**	1.0	**-1.0**	-11.5
Disposal of group companies	**-**	-	**-**	123.0
Repayment from participation	**16.0**	-	**16.0**	-
Cash flow from investments	**42.4**	-4.2	**27.0**	21.0
Free cash flow	**132.2**	69.4	**223.4**	218.5
Long-term debt	**-1.6**	-	**-110.2**	-0.6
Financial fixed assets	**-1.2**	8.7	**-1.0**	16.1
Short-term interest-bearing debt	**-23.1**	33.2	**-73.6**	16.7
Financing	**-25.9**	41.9	**-184.8**	32.2
Financial income and expenses	**-2.3**	-5.5	**-15.8**	-25.9
Repurchase of ordinary shares	**-**	-	**-2.1**	-2.3
Dividends paid on ordinary shares	**-**	-	**-16.2**	-57.8
Dividends paid on type-B preferred shares	**-**	-	**-8.6**	-8.6
Reimbursement to financiers	**-2.3**	-5.5	**-42.7**	-94.6
Cash flow from financing	**-28.2**	36.4	**-227.5**	-62.4
Currency differences	**4.4**	-5.7	**6.7**	-3.1
Net cash flow	**108.4**	100.1	**2.6**	153.0
Changes in cash through acquisitions and disposals of group companies	**-**	-	**-**	-0.4
Changes in cash	**108.4**	100.1	**2.6**	152.6

randstad holding press release

Changes in shareholders' equity,
*before profit appropriation for ordinary shares **
(unaudited)

In millions €

	2001	
	Three months ended December 31, 2001	Twelve months ended December 31, 2001
Opening position at start of period	368.4	359.2
Net income for the period	-2.0	60.1
Repurchase ordinary shares	-	-2.3
Other changes	-7.8	-0.6
Dividend ordinary shares 2000	-	-57.8
Dividend on preferred shares payable	-8.6	-8.6
December 31, 2001	350.0	350.0

	2002	
	Three months ended December 31, 2002	Twelve months ended December 31, 2002
Opening position at start of period	345.8	350.0
Net income for the period	20.2	56.8
Repurchase ordinary shares	-	-2.1
Currency differences	-17.4	-37.5
Other changes	-5.5	-7.9
Dividend ordinary shares 2001	-	-16.2
Dividend on preferred shares payable	-8.6	-8.6
December 31, 2002	334.5	334.5

* In previous years, the balance sheet was prepared after profit appropriation; the 2001 figures have been adjusted for comparison purposes.

Information by segment*
(unaudited)

In millions €	Three months ended December 31 2002	2001	Change 2002/2001	Twelve months ended December 31 2002	2001	Change 2002/2001
Revenue						
Randstad companies, Europe	**769.9**	785.9	-2 %	**3,013.0**	3,240.6	-7 %
Randstad North America	**295.3**	313.6	-6 %	**1,254.5**	1,357.6	-8 %
Tempo-Team and other group companies	**148.8**	154.6	-4 %	**587.2**	620.2	-5 %
Yacht	**59.5**	63.5	-6 %	**229.1**	267.9	-14 %
In-house services	**96.1**	80.5	19 %	**367.4**	309.5	19 %
Corporate/eliminations	**-1.7**	-2.5		**-7.4**	-7.3	
Continuing operations	**1,367.9**	1,395.6	-2 %	**5,443.8**	5,788.5	-6 %
Discontinued operations	**-**	-		**-**	29.9	
Total revenue	**1,367.9**	1,395.6	-2 %	**5,443.8**	5,818.4	-6 %
Gross profit						
Randstad companies, Europe	**176.1**	180.7	-3 %	**681.0**	734.3	-7 %
Randstad North America	**55.3**	59.5	-7 %	**229.6**	283.9	-19 %
Tempo-Team and other group companies	**41.8**	44.5	-6 %	**162.3**	173.3	-6 %
Yacht	**17.1**	21.3	-20 %	**63.6**	86.1	-26 %
In-house services	**13.8**	12.9	7 %	**57.3**	48.7	18 %
Corporate/eliminations	**-**	1.6		**-0.4**	6.4	
Continuing operations	**304.1**	320.5	-5 %	**1,193.4**	1,332.7	-10 %
Discontinued operations	**-**	-		**-**	6.7	
Total gross profit	**304.1**	320.5	-5 %	**1,193.4**	1,339.4	-11 %
Operating profit						
Randstad companies, Europe	**30.4**	19.5	56 %	**106.0**	111.7	-5 %
Randstad North America	**-5.7**	-10.6	46 %	**-30.8**	-67.8	55 %
Tempo-Team and other group companies	**14.4**	14.2	1 %	**48.9**	58.8	-17 %
Yacht	**-1.3**	2.6	-150 %	**-6.0**	6.1	-198 %
In-house services	**1.0**	1.0	0 %	**6.6**	6.8	-3 %
Corporate/eliminations	**-6.4**	-7.6		**-24.6**	-10.0	
Continuing operations	**32.4**	19.1	70 %	**100.1**	105.6	-5 %
Discontinued operations	**-**	-		**-**	-1.8	
Total operating profit	**32.4**	19.1	70 %	**100.1**	103.8	-4 %
Revenue						
Netherlands	**546.8**	567.7	-4 %	**2,167.8**	2,341.8	-7 %
Germany	**133.7**	144.8	-8 %	**527.5**	617.7	-15 %
Belgium/Luxembourg	**141.2**	137.5	3 %	**547.1**	559.0	-2 %
France	**87.5**	83.2	5 %	**342.9**	349.0	-2 %
Spain	**76.4**	72.1	6 %	**287.7**	298.8	-4 %
United Kingdom	**45.8**	45.8	0 %	**170.4**	151.2	13 %
Other European countries	**41.2**	30.9	33 %	**145.9**	113.4	29 %
North America	**295.3**	313.6	-6 %	**1,254.5**	1,357.6	-8 %
Continuing operations	**1,367.9**	1,395.6	-2 %	**5,443.8**	5,788.5	-6 %
Discontinued operations	**-**	-		**-**	29.9	
Total revenue	**1,367.9**	1,395.6	-2 %	**5,443.8**	5,818.4	-6 %
As a % of revenue from continuing operations						
Netherlands	**40.0**	40.6		**39.8**	40.4	
Germany	**9.8**	10.4		**9.7**	10.7	
Belgium/Luxembourg	**10.3**	9.9		**10.0**	9.7	
France	**6.4**	6.0		**6.3**	6.0	
Spain	**5.6**	5.2		**5.3**	5.2	
United Kingdom	**3.3**	3.3		**3.1**	2.6	
Other European countries	**3.0**	2.2		**2.8**	2.0	
North America	**21.6**	22.4		**23.0**	23.4	
Total revenues from continuing operations	**100.0**	100.0		**100.0**	100.0	

* Discontinued operations consist of Randon (security) and Hedson.

Growth analysis of continuing operations in %
(unaudited)

Three months ended December 31, 2002				
Revenue by segment	**Total**	**Organic**	**Acquisition***	**Currency**
Randstad companies, Europe	-2%	-1%	-1%	0%
Randstad North America	-6%	5%	-	-11%
Tempo-Team and other group companies	-4%	-5%	1%	-
Yacht	-6%	-6%	-	0%
In-house services	19%	11%	8%	0%
Revenue by segment (geographical)	**Total**	**Organic**	**Acquisition**	**Currency**
Netherlands	-4%	-4%	0%	-
Germany	-8%	-8%	-	-
Belgium/Luxembourg	3%	3%	-	-
France	5%	5%	-	-
Spain	6%	6%	-	-
United Kingdom	0%	3%	-	-3%
Other European countries	33%	33%	-	0%
North America	-6%	5%	-	-11%
Income statement	**Total**	**Organic**	**Acquisition**	**Currency**
Revenue	-2.0%	0.5%	0.1%	-2.6%
Gross profit	-5.1%	-3.2%	0.2%	-2.1%
Operating profit	69.6%	65.0%	1.0%	3.6%

Twelve months ended December 31, 2002				
Revenue by segment	**Total**	**Organic**	**Acquisition***	**Currency**
Randstad companies, Europe	-7%	-7%	0%	0%
Randstad North America	-8%	-3%	-	-5%
Tempo-Team and other group companies	-5%	-6%	1%	-
Yacht	-14%	-14%	-	0%
In-house services	19%	10%	9%	0%
Revenue by segment (geographical)	**Total**	**Organic**	**Acquisition**	**Currency**
Netherlands	-7%	-7%	0%	-
Germany	-15%	-15%	-	-
Belgium/Luxembourg	-2%	-2%	-	-
France	-2%	-2%	-	-
Spain	-4%	-4%	-	-
United Kingdom	13%	-2%	16%	-1%
Other European countries	29%	28%	-	1%
North America	-8%	-3%	-	-5%
Income statement	**Total**	**Organic**	**Acquisition**	**Currency**
Revenue	-6.0%	-5.3%	0.5%	-1.2%
Gross profit	-10.5%	-10.1%	0.5%	-0.9%
Operating profit	-5.2%	-6.8%	0.0%	1.6%

* includes transfer and acquisition effects

For more information, please contact:
Sandra van Campen
Telephone: + 31 20 569 5623


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CEO Cleem Farla steps down and Ben Noteboom appointed

The Supervisory Board of Randstad Holding nv announces that CEO Cleem Farla, for health reasons, has decided to step down from the CEO office and as a member of the Executive Board as per March 1, 2003. Cleem Farla will continue his involvement with Randstad Holding as advisor to the Executive Board and the Supervisory Board. "Under his leadership, an important strategic step has been taken, resulting in a reconfirmation of the company's core values, a revitalization of Randstad's strengths and a sharpened focus of the entire organization," says Jaap Peters, chairman of the Supervisory Board. "We are pleased that the company will continue to benefit from Cleem Farla´s extensive knowledge of the staffing sector, and the Group in particular, and are very thankful for his long and valuable contribution to the organization."

The Supervisory Board has appointed Ben Noteboom chairman of the Executive Board of Randstad Holding nv as of March 1, 2003. Ben Noteboom has been acting CEO since September of last year. Before joining the Randstad Group in 1993, Ben Noteboom worked with Dow Chemical for nine years in several management functions. At the Randstad Group he was, after having held several other positions, closely involved in the start up and international expansion of in-house services as managing director of Capac and the large-scale division. In June 2001, he was appointed member of the Executive Board and has since held various portfolios, including Yacht, In-house Services Europe, Randstad Europe and IT. The Supervisory Board says: "Since last September, the Executive Board, under Ben Noteboom´s leadership, has been successful in implementing the strategy to improve the short and long-term performance. With Ben Noteboom´s strong track record we are convinced that he will firmly lead Randstad on its mission to rank among world leaders in the staffing industry."

The portfolio division within the Executive Board is as follows:

Ben Noteboom - president and chief executive officer, also responsible for Randstad Netherlands and Germany

Robert-Jan van de Kraats - chief financial officer, also responsible for Yacht and IT

Leo Lindelauf - responsible for Randstad Belgium, Luxembourg, France, Spain, Portugal, Italy, Switzerland and Denmark, also responsible for in-house services, Tempo-Team, Otter-Westelaken and Profcore

Jim Reese - responsible for Randstad North America and the United Kingdom

Randstad Holding nv

Randstad Holding nv is a provider of staffing solutions and human resources services, and active in Europe and North America. The Randstad Group is one of the largest staffing organizations in the world. It is market leader in the Netherlands, Belgium, Germany and in the Southeast of the United States. Randstad specializes in bringing together individual people?s demand for challenging and well-paid employment and the demand of companies and organizations for suitable personnel of the right caliber. The group is active with the brand names Randstad, Yacht, Capac Inhouse Services, Tempo-Team and Otter-Westelaken. Randstad Holding nv is listed on Euronext Amsterdam (Reuters:RAND.AS), where options for Randstad Holding shares are also traded. For more information on Randstad Holding: http://www.randstadholding.com and or mail to: corporate_communications@randstadholding.com and/or: investor_relations@randstadholding.com.